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                          March 21, 2023

       Ron Bentsur, M.B.A.
       Chairman, President and Chief Executive Officer
       Nuvectis Pharma, Inc.
       1 Bridge Plaza
       Suite 275
       Fort Lee, NJ 07024

                                                        Re: Nuvectis Pharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 17,
2023
                                                            File No. 333-270657

       Dear Ron Bentsur:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Matthew W. Mamak, Esq.